Exhibit 99.1

Siyata Mobile Q2 2022 Conference Call

[Operator Intro]

…I’ll now turn the call over to Mr. Daniel Kim, Vice President Corporate Development of Siyata Mobile.

Daniel, Speaker

Good morning everyone, thank you for joining the Siyata Mobile second quarter 2022 conference call. Today I am joined by our CEO Marc Seelenfreund, our CFO Gerald Bernstein, and our VP of International Sales Glenn Kennedy. We will all be available for questions at the end of the presentation.

During the course of this call, management will make express and implied forward-looking statements within the Private Securities Litigation Reform Act of 1995 and other U.S. federal securities laws. These forward-looking statements include, but are not limited to:

•	those statements regarding future product offerings;
•	the belief that we are on the path for strong organic growth;
•	the goal to deliver strong year-over-year revenue growth and reach profitability in the coming quarters;
•	the belief that the worst of the pandemic is behind us and that we will continue to see strong sales in all of our product lines and across our various markets;
•	and the timing of the sale of our rugged handsets to North American and international carriers;

Such forward-looking statements and their implications involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected. The forward-looking statements contained in this presentation are subject to other risks and uncertainties including those discussed in the risk factor section and elsewhere in the company’s annual report on Form 20-F for the year ended December 31, 2021, filed with the Securities and Exchange Commission.

I would now like to turn the call over to Marc.

Marc, Speaker

Thank you Daniel.

As we discussed in our last earnings call, we have seen a resurgence in customer trials in all three of our primary product categories. We are disappointed that these trials did not translate into more robust top line growth in Q2 2022, however many of these customer trials are being converted into purchase orders with increasing volumes and we hope to deliver strong growth from this current quarter Q3 and onwards.

But first I will discuss our financial results for the second quarter ended June 30, 2022, then will conclude my remarks with our outlook.

Revenue for the quarter was $970k, compared to $360k for the same period the previous year. This increase of $600k or 172% was mainly due to rugged handset sales in EMEA as well as initial sales of our SD7 rugged handset in Q2 2022.

Gross profit for the three months ended June 30, 2022, was $109k (11.2% of sales) compared to negative $470k for the same period in the previous year. Gross margin in the quarter was negatively impacted by low margin sales of legacy product in EMEA (or Europe/Middle East/Africa), which was offset by higher-margin sales of SD7 rugged handsets.

Adjusted EBITDA was negative $3.4 million versus negative $4.6 million for the same period in the previous year, representing a decreased loss of $1.3 million.

Turning over to significant business highlights.

We continue to lay the foundation for growth for our game changing mission critical push-to-talk device, the SD7. Our recent attendance at APCO, in particular with our SD7 showcased at both the FirstNet and Verizon Communications booths, reaffirmed the incredible interest and positive responses we received from potential and current customers for this product offering. APCO, or the Association of Public-Safety Communications Officials, International Conference is the world’s oldest and largest organization of public safety communications professionals.

We are pleased to report that during the second quarter of this year, Siyata delivered on its plan to build and expand its potential customers for the SD7. We have announced the SD7 is certified and approved for use with many North American carrier customers including:

•	FirstNet and AT&T,
•	Verizon Communications,
•	UScellular, and

international channel customers including:

•	Logic Wireless Europe, a leading distributor of business-critical communication solutions across the United Kingdom, Australia, New Zealand and the Pacific Islands, and
•	TASSTA, a global MCPTT software provider and end-to-end solution for critical communications.

This foundation of increased distribution is directly leading to many potential significant volume opportunities, of which we have begun shipping products in an increasing number of verticals, beyond our primary focus on first responders, including: government, school districts, utilities, security, logistics, retail, amusement parks, and hotel resorts, to name but a few.

I am pleased to say that the increase in number and size of our distributor base is translating into our much anticipated volume growth for our SD7 in the third quarter. Having said that, let me be clear that this is a process. Interest is strong and demand is growing but we believe we are just hitting the tip of the iceberg in a multi-billion dollar industry and larger volumes should follow as end customers grow to appreciate our unique offering in this new product category.

Last but not least, we also recently announced an exciting new product category, a Siyata High Power User Equipment (or HPUE) antenna, in conjunction with Assured Wireless Corporation. This unique solution is part of our cellular booster portfolio and is designed to be used specifically on FirstNet. We began delivering our first units Q3 and over the course of time this product category could contribute meaningfully to revenue

Finally, I just want to note that as we were reviewing our second quarter numbers, management and the board’s audit committee determined that the Company’s condensed consolidated unaudited interim financial statements for the three month period ended March  31, 2022 that was filed with the Securities and Exchange Commission on a Form 6-K on May 17, 2022 contained an error in the accounting treatment for the classification of the Company’s warrants as equity rather than as a derivative liability and therefore should no longer be relied upon. In addition, investors should no longer rely upon any communications relating to those condensed consolidated unaudited interim financial statements.  The Company has corrected this matter and has filed with the SEC its restated condensed consolidated unaudited interim financial statements for the three month period ended March 31, 2022 and its restated Management’s Discussion and Analysis of Results of Operations and Financial Condition for the three months ended March 31, 2022 on a Form 6-K.  The correct accounting treatment was carried forward in the Company’s unaudited financial statements for the quarter ended June 30, 2022.

Now I would like to pass the line back to Daniel, who will discuss some of the industry trends and market dynamics that are benefitting our business.

Daniel, Speaker

Thank you Marc.

North American carriers have recently delivered robust results, with some seeing record customer additions while others expect somewhat moderated but still robust high single digit wireless service revenue growth. Importantly for Siyata, our low cost MCPTT SD7 device is ideally suited to grab market share away from land mobile radio customers, which will help carriers drive accretive subscriber growth.

There are millions of LMR devices in use across North America and we believe push-to-talk over cellular is the next generation technology, and by working with leading carriers and distributors we hope to be a key vendor driving this replacement cycle.

In July 2022, FirstNet, a dedicated cellular network for American first responders, announced it supports over 3.7 million connections and 21,800 agencies, this compares with 3.0 million and 19,500, respectively, reported at the end of 2021.

[note source: https://urgentcomm.com/2022/07/22/att-says-firstnet-tops-21800-agencies-3-7-million-connections/]

On past calls we have often discussed the expected growth in the global push-to-talk-over-cellular industry, importantly I would like to highlight more recent catalysts that are driving this growth:

•	First and foremost is consistent call quality i.e. no dropped calls and high-quality audio with clear sound.

Other more recent factors include:

•	First, the global pandemic which ironically in past years had slowed our growth plans, is now driving the need for PoC as it is being increasingly used by government and disaster management agencies in hotspot areas or containment zones.
•	Second, work-from-home policies across industries and sectors has also increased the demand for PoC technology.
•	Third, the pandemic has created a remote work revolution and has increased the demand for this technology for public-safety communications.
•	Finally, our core focus market, North America is expected to dominate the global PTT market as adoption is happening across multiple industries and public safety organizations that are driving increasing demand for efficient and cost-effective solutions.

With that, I would like to pass the line to Glenn.

Glenn, Speaker

Thank you Daniel.

Looking at our sales funnel, we continue to see healthy sales potential in each of our 3 product categories.

First, in our Rugged Handset product category, we have begun shipping the SD7 PTT Handset that supports Mission Critical Push-to-Talk (or MCPTT) to North American wireless carriers, and we displayed this Handset during Q1 at several trade shows during and after the quarter, including just last week at APCO in Anaheim, CA. The initial sales, the response from early customer trials, the feedback at these shows, and the direct engagement from senior personnel within the wireless carriers has been very strong as these wireless carriers aim to capture new customers who have been using traditional LMR or two-way radios. One major tier 1 US carrier has recently made a significant investment in purchasing a high quantity of sales demo SD7 handsets so that they can support many more customer demo trials through their sales teams. We are also seeing strong customer interest in our VK7 Vehicle Kit that works with our SD7 PTT Handset, and in our Rapid Kit for Emergency Response, which is a suitcase full of 6 SD7 PTT Handsets, and batteries to quickly deploy in emergencies. Our objective remains to expand our launch with additional North America and international carriers, and with additional PTT application partners later this year. As a result, we are confident that this will translate into multiple 1000’s of SD7 handsets sold throughout the rest of 2022.

Secondly, in our In-Vehicle Devices category, we are continuing to conduct trials with our UV350 In-Vehicle device with customers throughout North America and Internationally. We have initiated new proof-of-concept trials with several Government agencies in the U.S. and in Canada, so we anticipate further PO’s for our UV350 In-Vehicle device throughout 2022. With Telstra the largest wireless carrier in Australia, and together with our distribution partner we are pursuing multiple large opportunities there, and we are pursuing opportunities in Europe and the Middle East. This shows continued demand for our unique solutions.

And thirdly, in our Cellular Booster product category, we saw continued demand for Cellular Boosters. We are focused on building relationships with more and more booster channel partners, especially in the US market, who pursue small and mid-sized booster sales opportunities every day. We have recently launched a new product in this category which is an HPUE antenna for government and commercial vehicles that use an HPUE vehicle solution on FirstNet. We also see growing demand and additional trials with first responder organizations who require both AT&T FirstNet cellular coverage, and Verizon cellular coverage.

Overall, we are very pleased with the growing acceptance by customers of our truly unique disruptive solutions and we expect, based on what we are seeing today, rapid adoption in all three of our product categories, with especially strong growth coming from our Rugged Handset product category, based on the early success from our SD7 PTT Handset, and its VK7 Vehicle Kit.

I will now hand the line back to Marc for closing remarks.

Marc, Speaker

To summarize, the first half of this year was focused on building our channel infrastructure to get to end customers as quickly and as broadly as possible. Beginning the second half of this year, we are laser focused on delivering sales of significant volumes for a multitude of verticals and opportunities. We are therefore extremely pleased with our progress this year and hope to have many positive announcements in the weeks and months to come.

The aforementioned industry trends coupled with our refreshed product portfolio, should allow us to deliver double digit growth in 2022 and beyond. Our recent attendance at APCO confirms the explosive interest in our products from cellular carriers and distributors as well as from both enterprise and government customers. This was another exceptional show for us as we have never seen such strong interest in our products.

We are very excited for what is to come in 2022 and beyond and hope to deliver to shareholders many positive catalysts: new customer wins, significant carrier launches, a continuous upgrade to our product portfolio and ultimately strong organic growth with a drive to profitability in the coming quarters.

That concludes our formal remarks. With that, operator kindly open the call to questions. Thank you.

[Operator – Beginning of Q&A]

Thank you ladies and gentlemen. We will now begin the question and answer session. Should you have a question please press star followed by one on your touch tone phone. You will hear three tone prompt acknowledging your request and your questions will be pulled in the order they are received. Should you wish to decline from polling process please press star followed by two. And if using a speakerphone Please lift your handset before pressing any keys. One moment for your first question. Your first question comes from Jack Vander Arden with Maxim group. Please go ahead Okay, great.

[Jack Vander Aarde]

Good morning, guys. I appreciate the update in good to hear all the positive moving developments playing out. Thanks for taking my questions. And if you can't hear me, just let me know. I want to make sure you can hear my voice. Okay.

[Marc Seelenfreund]

We can mark it, Jack. Thank you.

[Jack Vander Aarde]

Great. Okay, Mark. So let me start with a question for you then, you know, with the SD7 and VK7devices in North America, you know, obviously, revenue has been slower to ramp, but it's very encouraging to see, you know, I think it seems June, you've had a slew of press releases and positive announces getting approved with AT&T FirstNet. Verizon, US Cellular just to name a few. Can you speak a general maybe about the importance of each of these carrier partners? And how you kind of size them up? And then how do you prioritize the expected demand and initial shipments from each carrier just given? I feel like demand is kind of out sizing, the current supply levels that you have. So how do you how do you balance those relationships and prioritize all three of them? Or in in, in addition to the other carriers? You've signed up? Thanks.

[Marc Seelenfreund]

So okay, it's a great question. So from the time that we announced that we actually get approval at the carriers, it still takes, I want to say, you know, six to eight weeks until we actually start sales, because they have to get their salespeople moving, they have to get, you know, their orders in, it just takes time. It's a process. And every single one of these carriers that we're working with, they are massive, they have, you know, AT&T and Verizon each have, you know, over 100 million subscribers. So they're very large scale carriers, you have cellular is also a nice sized carrier. And just the process of ramping up their internal sales process until we start sales. So our initial sales were, as you had noted, in June, that's when we really started just initial sales. We're releasing a very nice ramp up in this quarter, q3, we think that in the coming quarters to four and in 2023, we're going to have even further ramp up. The various verticals that we're going after are far greater than what we had ever thought we were going to go after initially, we were thinking that the general you know, the general focus for SD7 was going to be police, fire ambulance, first responders, okay. This world of first responders extend way beyond police fire ambulance, okay goes to waste management, utilities, yellow school buses, if there's a tornado or a hurricane, or some kind of an emergency in a certain area. There are many other types of people that need to have good communication that are considered first responders, okay, waste management that come into a city that needs to clean up, they are actually considered first responders. And we're going after all of these different verticals. And therefore, just the size of the market is far greater. And we're already seeing traction in multiple opportunities outside what is attraction, we're racing sales, and multiple opportunities outside of police, fire and ambulances. Okay, we didn't think that amusement parks was going to be such a, you know, we're in focus at all on amusement parks, but we're already selling into amusement parks. And we can see very large scale opportunities there. We didn't focus on security. But we see that there's a lot of security companies that we're doing trials with. And we've actually started sales to security companies. So there's just a lot of different types of verticals, that we're focused on one of the most interesting verticals that I personally am focused on, very much so because I think that's the largest vertical for us, for schools. In general school, everybody knows that teachers have to have better communications in schools for obvious reasons. And we believe that the SD7 is the perfect device for schools, right? Because it allows you to have better communication within the school between the principals and the teachers and the people that are working in the school. But because it's push to talk over cellular, you can now plug in for the fire, ambulance and first responders. Right. So we think that that's a very, very meaningful vertical for us. And that's something that we're very focused on right now. So to your question, we are ramping up sales in q3. We think that will continue to ramp up sales in the in the coming quarters after q3. Our market, as we've noted, you know, always millions of land, mobile radio devices that are out there in the field, we want to replace them with Next Generation push to talk over cellular devices. And we are still the only company that has anything like this, that carrier approved in the United States that has a device that looks and feels like a land mobile radio. And we think that, you know, that's going to be very advantageous for ourselves and our shareholders. Because the market is outstanding. It's really endless as far as we're concerned. And we are building up inventory accordingly. Right. So we want to be in a situation that we have enough inventory to sell for our customers. We do and you know our money is spent on buying inventory and making sure that we have enough inventory to meet the sales and we do have that inventory, we're very careful because of everything that has to do with supply chain management, which is not trivial for any company in this market, in this day and age. So we're putting a lot of emphasis on making sure that we have the right components and making sure that we have devices to be able to meet customer demand. So now we've been very good at it. We think that going forward, we'll continue to be good at it. And we'll do our best to try to stay good at it. But we won't have a problem with devices. And, you know, like I said, we're really very focused right now on sales, right? We're not focused as much on carriers. We've gotten the carrier approvals for the main carriers are working on additional carrier approvals. But the big carriers we've already gotten under our belt. We're very focused now on sales. And we think that that's, that's going to make a very big difference for us from q3 and onward. I hope that answered your question.

[Jack Vander Aarde]

Yeah, I appreciate all the added color there. And then speaking of which, just a follow up on the inventory supply chain, to your second quarter inventory looks like it did tick up. 4.4 million I'm showing just given Can you just give an update maybe on the current supply chain environment and how you expect your inventories to trend? Is there? Is there a balance there? Are you do you need to pay extra to expedite or, you know, place deposits for inventory? Do you see supply chain environment improving? Just given the level of financials? For the SD7?

[Marc Seelenfreund]

Yeah, go ahead. Yeah, so supply chain supply chain, in movement in general is getting better. I think that the only thing that is costing us more is shipping, shipping has become much more expensive than it was in past years. It's not just for us, it's for everybody. So we're trying to balance that with shipping between freight and air, to make sure that we get the lowest price shipping as possible. We do a lot of quality control. So we do quality control at the level in our factories. In China, we do quality control. In Canada, we do quality control in the United States, we spend a lot of time and efforts on quality control. And that's it, we've always done that. And we continue to do that. Because we think that it's super important. If we're selling a device to an ambulance or to a police officer, we want to make sure that that device comes with great quality and that it worked well. And again, you know, it's I'm not going to tell you that there are no supply chain issues presented. But it tells you that it's just not telling you the truth, of course, the supply chain issues, but we're dealing with it, whether it's getting long lead components upfront to make sure that we have enough of those components on hand, whether it's, you know, ordering enough inventory to make sure that we're not short. And I think we're just managing it, and we'll continue to manage it going forward. It's something that, you know, we spend a lot of effort on, but you know, until now we're doing fine with it. And I think that that you'll see that from our q3. So the ramp up that you saw in q2 of inventory was towards our sales for q3 And I think that you will see also, you know, a similar ramp in our sales in q3. That's the plan.

[Jack Vander Aarde]

Got it. I appreciate the color there. And then and then maybe just the last question maybe for Glenn and Dan, either of you gentlemen, maybe had some insight into this as well. You mentioned that you're hearing strong feedback and demand from customers for definitely the SD7 handset at APCO and other trade shows. Are you do you just describe a little more in detail what how these trade shows are working? Do you expect to active purchase orders? Or have you received active purchasers from these trade shows? Are these more of a funnel of just beginning discussions and that lead to follow up discussions and eventually purchase orders? Just Are you seeing any specific orders coming in from those trade shows? That'd be helpful. So good.

[Glenn Kennedy]

So it's linear? Yeah, sure. Thanks, Jack for the question. Yeah. So I can maybe talk a little bit about last week's efforts. The good thing was we had a great booth location right next to the FirstNet booth. And so actually what happened at that show, the many of the first net sales team would walk their customers over after having a discussion in the FirstNet booth, they would walk them over to our adjacent booth, and then show them the SD7 PTT handset and showed them the VK7 vehicle kit and some of our other products as well. So it was really introducing customers to get allow them to see for the very first time, what they've been talking to them about for the past period of time. And so it's really building our funnel of opportunities with customers. And that very same thing happened in the Verizon booth as well. We had a pod set up inside the Verizon booth that said, say on a mobile and we had our SD7 and VK7 on display there as well. And once again, the Verizon sales team would walk their customers who are in attendance at the show over to our section of their booth and show them and so it's really an opportunity for us at these shows to increase our funnel of opportunities. And for customers that are already, you know, maybe at the trial stage, it allows them an opportunity to ask questions and further develop those sales opportunities.

[Marc Seelenfreund]

Maybe go ahead and give everyone saying AT&T are selling our device with a better plan for $20 a month. Okay. So that's considered very, very inexpensive. And it allows them to offer this to multiple types of verticals, because it's first responders specifically, because it's, it's a low cost product. It's mission critical, PTT, it's on the FirstNet network, and therefore it's an upgrade to LMR. That's very easy. It's a very, very simple upgrade from a radio to this device. So it's not only in our interest, it's also in their interest, because every single customer that they put on their network, they're now getting $20 a month for probably forever, right. So it's not just in our interest is very much in the carrier's interest to be selling our product, and they're making it a win-win situation, both for us and for the carriers.

[Jack Vander Aarde]

Gotcha, that's, that's, that's helpful. And like you said, I it sounds like there's no other product that's really competing with you that's also approved on the carrier's network like a SD7. So it sounds like all these developments are happening like with within just the last couple of months. So it sounds exciting. Do you expect? Do you expect Verizon? I don't know. Is there any trade off there between making sure any color with Verizon and what you're expecting? There? There's been a lot of talk with AT&T, is rising a similar scale and a similar opportunity size as AT&T? Or do you expect AT&T to kind of be the bellwether for you, at least in the near term?

[Marc Seelenfreund]

So that's a great question. Verizon is definitely a strong player in the first responder market, they have traditionally been the strongest player in this in the first responder market in general ATT was FirstNet is doing very well in taking customers from all the carriers. Okay, and putting them on to FirstNet? Because that's a dedicated network that's only focused on first responders. So to your answer to your question, we definitely expect Verizon to be a serious partner of ours in the distribution of our of our products. But we certainly also feel that AT&T and FirstNet are very, very strong in this market, they're very focused on it yet you have to understand in Verizon, they're not as focused as first at FirstNet is a separate entity that's only focused on first responders, whereas Verizon is part of their overall sales teams. Right? So you know, in that sense, we're definitely getting more focus from FirstNet than we are from the Verizon champions. But having said that, we do plan on selling a lot of product through Verizon, and we know that they have customers, you know, many, many hundreds of 1000s of customers that we could sell into, if not more, so we're planning on working with both of them. But to your question, we do see FirstNet as a very, very serious partner for us, simply because they are dedicated polling to first responders.

[Jack Vander Aarde]

Okay, great. That makes a lot of sense. I really appreciate the added color. Gentlemen, that's it for me. Thanks.

[Marc Seelenfreund]

Thank you very much.

[Operator]

Ladies and gentlemen. As a reminder, if you do have any questions, please press star one. There are no further questions at this time. Please proceed.

[Marc Seelenfreund]

Thank you for joining our conference call today. If you have any further questions, please feel free to reach out to me mark or to gamma or VP of Corporate Development. We look forward to being in touch with you in the future. Thank you very much.

[Operator]

Ladies and gentlemen, this concludes your conference call for today. We thank you for participating and ask that you please disconnect your lines. Have a great day.

Goodbye.